

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

16th October 2001



Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Dairy Farm International Holdings Limited ("DFIH")
Substantial Shareholder

We have today notified the UK Listing Authority that on 16th October 2001, Jardine Strategic Holdings Limited's ("JSH") interests in DFIH increased from 62.996% to 63.02% as a result of acquisition of shares in DFIH by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	992,401,426	58.12
Connaught Investors Limited	31,964,445	1.87
The Verandah Trust Company Limited	51,834,137	3.04
Total Holding	1,076,200,008	63.02

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability